Free-Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-134553

For Immediate Release	Media Contact:	Kerrie Cohen
212-526-4092

LEHMAN BROTHERS LAUNCHES “OPTASM” EXCHANGE TRADED NOTES PLATFORM

-Announces Three New ETNs-

NEW YORK, February 21, 2008 — Lehman Brothers, the global investment bank, today announced that it has launched OptaSM, an Exchange Traded Notes (ETNs) platform. OptaSM ETNs are debt securities issued by Lehman Brothers Holdings Inc. that track the performance of specific indices, less investor fees, and trade on major U.S. exchanges.

Initially, there are three OptaSM ETNs available to investors. The OptaSM S&P Listed Private Equity Index® Net Return ETN tracks the S&P Listed Private Equity Index®, an index of 30 global, listed private equity companies. To date, this is the only ETN that tracks a private equity index. The OptaSM Lehman Brothers Commodity Index® (LBCI) Pure Beta Total Return ETN tracks the LBCI Pure Beta Total Return, a second generation diversified commodities index. The OptaSM LBCI Pure Beta Agriculture Total Return ETN tracks the agricultural components of the LBCI Pure Beta.

“Lehman Brothers is excited to enter the ETN space as we are well placed to deliver our first rate index products, capital markets execution services and investment management advisory capabilities to all retail and institutional investors,” said George Walker, global head of the Investment Management Division. “OptaSM ETNs will give investors the opportunity to diversify their investment portfolio by increasing exposure to various asset classes.”

The total ETN market currently comprises approximately 30 ETN products, with a total value of approximately $5.5 billion. ETNs were first introduced in June 2006.

The OptaSM ETNs are trading on the AMEX (RAW, EOH) and NYSE Arca (PPE). For more information on OptaSM ETNs, please visit www.optaetn.com.

Lehman Brothers (ticker symbol: LEH), an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth individuals worldwide. Founded in 1850, Lehman Brothers maintains leadership positions in equity and fixed income sales, trading and research, investment banking, private investment management, asset management and private equity. The Firm is headquartered in New York, with regional headquarters in London and Tokyo, and operates in a network of offices around the world. For further information about Lehman Brothers’ services, products and recruitment opportunities, visit the Firm’s Web site at www.lehman.com.

Lehman Brothers Inc. Member SIPC

License Agreement

“Standard & Poor’s”, “S&P”, “S&P 500” and “Standard & Poor’s 500” are trademarks of The McGraw-Hill Companies, Inc. and are expected to be licensed for use by Lehman Brothers Inc. and sub-licensed for use by the Company. The OptaSM S&P Listed Private Equity Index® Net Return ETNs, which are linked to the performance of the S&P Listed Private Equity Index®, are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the OptaSM S&P Listed Private Equity Index® Net Return ETNs.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant pricing supplements and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the OptaSM ETNs are a part. The pricing supplements, together with the base prospectus and MTN prospectus supplement, contain the terms of the OptaSM ETNs. Buyers should rely upon the pricing supplements, the MTN prospectus supplement, the base prospectus and any other relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the OptaSM ETNs.

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